

Mail Stop 7010

January 4, 2008

By U.S. Mail and Facsimile

Mr. William C. McCartney
Chief Financial Officer
Watts Water Technologies, Inc.
815 Chestnut Street
North Andover, MA 01845

> **Re:** **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended April 1, 2007**
> **Form 10-Q for the Fiscal Quarter Ended July 1, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2007**
> **File No. 001-11499**

Dear Mr. McCartney:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief